# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SOCKET MOBILE, INC., CIK 0000944075
CUSIP: 83368E200
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 40675 ENCYCLOPEDIA CIRCLE, FREMONT, California (CA), 94538-2475
Date of event which requires filing of this statement: 03/27/2026
Filed by CIK 0001192161
Persons authorized to receive notices and communications: Jason Wu, 40675 Encyclopedia Circle, Fremont, California (CA), 94538, 5109333085

## Reporting persons
- BASS CHARLIE (CIK 0001192161): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 5,030,216; sole dispositive power 5,030,216; aggregate amount beneficially owned 5,030,216 (43.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: SOCKET MOBILE, INC.
Address of issuer's principal executive offices: 40675 ENCYCLOPEDIA CIRCLE, FREMONT, California (CA), 94538-2475
Comment: This Amendment relates to shares of Common Stock of the Issuer, whose principal executive offices are located at 40675 Encyclopedia Cir., Fremont, CA 94538.

## Item 2. Identity and Background
Name of person filing: Charlie Bass
Residence or business address: The business address of Mr. Bass is c/o Socket Mobile, Inc., 40675 Encyclopedia Cir., Fremont, CA 94538.
Present principal occupation or employment: Mr. Bass is Chairman of the Board of Directors of the Issuer, whose business address is 40675 Encyclopedia Cir., Fremont, CA 94538.
Criminal convictions in the last five years: No.
Civil proceedings (securities laws) in the last five years: No.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The ownership of shares of Common Stock previously reported in the Original Schedule 13D is hereby amended to include the following transactions:

All of the Common Stock acquired by the Reporting Persons during the period covered by this Amendment, as listed in Item 5 below, was acquired in open market purchases for a total of approximately $110,286.27 using personal funds of Mr. Bass or as grants of restricted stock from the Company in connection with Mr. Bass' election to and service on the Board of Directors of the Company.

2026 Convertible Note Financing

On March 27, 2026, the Bass Trust purchased a convertible subordinated secured promissory note from the Issuer in the principal amount of $400,000 (the "2026 Note"). The 2026 Note carries a 10% annual interest rate and has a maturity date of March 27, 2029. The principal amount of the 2026 Note is convertible at the option of the holder to a maximum of 444,444 shares of Common Stock at any time on or prior to the maturity date. The Bass Trust used its own funds to purchase the 2026 Note. Mr. Bass is the beneficial owner of the 2026 Note and has the sole power to dispose of or direct the disposition of the 2026 Note.

## Item 4. Purpose of Transaction
Purpose of transaction: The acquisition of common stock and the 2026 Note by the Bass Trust was for investment purposes only. At the time of the filing of this Amendment, Mr. Bass has no present plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. Mr. Bass is a director of the Issuer, and this Amendment, the disclosures herein, and any future amendments hereto are not intended to, and do not, make disclosures with respect to transactions in which the Issuer may engage to which Mr. Bass is not a party or other matters that Mr. Bass may learn of or be involved with in his capacity as a director of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Mr. Bass is the beneficial owner of 5,030,216 shares of Common Stock consisting of 1,703,202 shares of Common Stock held by the Bass Trust, up to 684,931 shares of Common Stock issuable to the Bass Trust upon conversion of the convertible subordinated secured promissory note purchased by the Bass Trust on August 31, 2020 (the 2020 Note), up to 1,119,402 shares of Common Stock issuable to the Bass Trust upon conversion of the convertible subordinated secured promissory note purchased by the Bass Trust on May 26, 2023 (the 2023 Note), up to 551,759 shares of Common Stock issuable to the Bass Trust upon conversion of the convertible subordinated secured promissory note purchased by the Bass Trust on August 21, 2024 (the 2024 Note), up to 467,289 shares of Common Stock issuable to the Bass Trust upon conversion of the convertible subordinated secured promissory note purchased by the Bass Trust on May 30, 2025 (the 2025 Note), up to 444,444 shares of Common Stock issuable to Bass Trust upon conversion of the 2026 Note, and up to 59,198 shares of Common Stock issuable pursuant to stock options held by Mr. Bass that are exercisable within 60 days of the date of this Amendment.
Such shares of Common Stock, collectively, represent 43.6% of the 11,549,972 shares of Common Stock deemed to be outstanding for the purpose of computing the percentage of outstanding shares of Common Stock owned by Mr. Bass pursuant to SEC Rule 13d-3d1i, and which consists of 8,222,958 shares of Common Stock outstanding as of March 27, 2026, 3,327,014 shares of Common Stock issuable upon conversion of the 2020 Note, 2023 Note, 2024 Note, 2025 Note, 2026 Note and exercise of the stock options described above.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Bass has sole power to vote and dispose of all shares of Common Stock beneficially owned by Mr. Bass.
Transactions in the class effected during the past sixty days:
From the Schedule 13D/A filed on October 15, 2025, through the date of this filing, the following transactions have taken place:

Direct Beneficial Owner Type of Security Purchase Price of Security
Date Type of Activity Shares
11/3/2025 Bass Trust Open Market Purchase Common Stock 5,000 $ 0.9837
11/4/2025 Bass Trust Open Market Purchase Common Stock 5,000 $ 1.0346
11/5/2025 Bass Trust Open Market Purchase Common Stock 5,000 $ 1.0434
11/6/2025 Bass Trust Open Market Purchase Common Stock 5,000 $ 1.0758
11/7/2025 Bass Trust Open Market Purchase Common Stock 5,000 $ 1.0938
11/10/2025 Bass Trust Open Market Purchase Common Stock 5,000 $ 1.0925
11/11/2025 Bass Trust Open Market Purchase Common Stock 5,000 $ 1.0955
11/12/2025 Bass Trust Open Market Purchase Common Stock 5,000 $ 1.1115
11/13/2025 Bass Trust Open Market Purchase Common Stock 3,801 $ 1.1670
11/14/2025 Bass Trust Open Market Purchase Common Stock 5,000 $ 1.2370
11/17/2025 Bass Trust Open Market Purchase Common Stock 5,000 $ 1.2519
11/18/2025 Bass Trust Open Market Purchase Common Stock 5,000 $ 1.2410
11/19/2025 Bass Trust Open Market Purchase Common Stock 5,000 $ 1.2427
11/20/2025 Bass Trust Open Market Purchase Common Stock 5,000 $ 1.2100
11/21/2025 Bass Trust Open Market Purchase Common Stock 5,000 $ 1.2386
11/24/2025 Bass Trust Open Market Purchase Common Stock 5,000 $ 1.2551
11/25/2025 Bass Trust Open Market Purchase Common Stock 5,000 $ 1.2953
11/26/2025 Bass Trust Open Market Purchase Common Stock 5,000 $ 1.3349
11/28/2025 Bass Trust Open Market Purchase Common Stock 5,000 $ 1.3328
2/4/2026 Bass Trust Grant Common Stock 6,250 n/a
2/27/2026 Bass Trust Grant Stock Option 16,000 $ 1.00
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Mr. Bass has entered into a revocable trust agreement for estate planning purposes that governs his beneficial ownership and voting and dispositive power over the holdings of the Bass Trust. Pursuant to the revocable trust agreement, Mr. Bass may also revoke the trust at his sole discretion.
Mr. Bass currently holds stock options to purchase an aggregate of 159,000 shares of Common Stock, of which options to purchase 69,188 shares are exercisable within 60 days of the date of this filing.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Form of Secured Subordinated Convertible Note, issued March 27, 2026 (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on March 30, 2026)

## Signatures
- BASS CHARLIE: /s/ Charlie Bass, Charlie Bass/Chair of the Board (03/31/2026)